BB 3/24

U.S. [redacted] MMISSION

09056769

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Info. Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8- 67382

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Old Mutual Financial Network Securities, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1001 Fleet Street
(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Sullivan — 678-281-8225
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

1 East Pratt Street, 6th Floor	Baltimore	Maryland	21202
(ADDRESS) Number and Street	City	State	Zip Code

SEC
Mail Processing
Section

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 19 2009
Washington, DC
122

SEC
Mail Processing

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/25

OATH OR AFFIRMATION

I, Julie Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Old Mutual Financial Network Securities, Inc. as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

ANGELA HOLLAND
NOTARY PUBLIC
HOWARD COUNTY
MARYLAND
MY COMMISSION EXPIRES JAN. 10, 2012

VP

Julie Sullivan

Notary Public

ANGELA HOLLAND NOTARY PUBLIC HOWARD COUNTY, MARYLAND

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Operations**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
X	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
X	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)***
X	(o)	**Independent Auditors' Report on Internal Accounting Control**
	(p)	**Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Independent Auditors' Report

The Board of Directors
Old Mutual Financial Network Securities, Inc.:

We have audited the accompanying statement of financial condition of Old Mutual Financial Network Securities, Inc. (the Company) as of December 31, 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Mutual Financial Network Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 17, 2009

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Statement of Financial Condition

As of December 31, 2008

Assets		
Cash	$	1,089,303
Other assets		35,317
Intercompany receivable		102,959
Current tax receivable		884,601
Total assets	$	2,112,180
Liabilities and Stockholder's Equity		
Liabilities:		
Intercompany payable	$	706,993
Total liabilities		706,993
Stockholder's equity:		
Common stock ($10 par value, 10,000 shares authorized, issued and outstanding)		100,000
Additional capital in excess of par value		8,028,553
Retained deficit		(6,723,366)
Total stockholder's equity		1,405,187
Total liabilities and stockholder's equity	$	2,112,180

See accompanying notes to financial statements

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Statement of Operations

For the Year ended December 31, 2008

Revenues:		
Commission revenue from sale of investment company shares	$	176,495
Total revenue		176,495
Expenses:		
Commissions		73,537
Compensation and related costs		4,213,659
Regulatory fees and expenses		32,215
Administrative and other expenses		146,881
Advertising, promotion and distribution		139,692
Total expenses		4,605,984
Net loss before income taxes		(4,429,489)
Provision for income taxes		(182,733)
Net loss	$	(4,612,222)

See accompanying notes to financial statements

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year ended December 31, 2008

		Common stock	Additional capital in excess of par value	Retained deficit	Total
Balance, December 31, 2007	$	100,000	4,528,553	(2,111,144)	2,517,409
Net loss		—	—	(4,612,222)	(4,612,222)
Additional capital contribution		—	3,500,000	—	3,500,000
Balance, December 31, 2008	$	100,000	8,028,553	(6,723,366)	1,405,187

See accompanying notes to financial statements

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Statement of Cash Flows

For the Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(4,612,222)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in accounts payable		(25,000)
Increase in intercompany payable		5,305
Increase in intercompany receivable		(102,959)
Increase in current tax receivable		(484,076)
Decrease in deferred tax asset		666,809
Increase in other assets		(15,593)
Net cash used in operating activities		(4,567,736)
Cash flows from financing activities:		
Capital contributions		3,500,000
Net cash provided by financing activities		3,500,000
Net decrease in cash and cash equivalents		(1,067,736)
Cash and cash equivalents at beginning of year		2,157,039
Cash and cash equivalents at end of year	$	1,089,303

See accompanying notes to financial statements

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Notes to Financial Statements

December 31, 2008

(1) Description of Business

Old Mutual Financial Network Securities, Inc. (the Company) was organized in 1985 under the laws of the state of Maryland and is a wholly-owned subsidiary of OM Financial Life Insurance Company (OMFLIC) which is an indirect subsidiary of Old Mutual U.S. Life Holdings, Inc. (OMUSLH), formerly Old Mutual U.S. Holdings (OMUSH). The Company is a registered broker-dealer under the Securities Act of 1934 and is also a member of the Financial Industry Regulatory Authority. The Company is the principal underwriter providing distribution services of OMFLIC's variable annuities through distribution agreements with other unaffiliated broker-dealers.

(a) Liquidity

The Company is highly dependent on OMFLIC as all revenues earned by the Company are generated from the variable annuity contracts offered by OMFLIC. OMFLIC is currently restructuring its operations, which includes the decision to cease marketing variable annuity contracts. As a result, the Company expects there will be a significant reduction in the revenues and operating expenses in 2009. The Company anticipates that its existing capital resources will be adequate to meet its capital requirements and current obligations.

(2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The financial statements are prepared in accordance with U.S. generally accepted accounting principles which require the use of estimates made by management. Actual results may vary from those estimates.

(b) Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments in money market accounts. The cost of these investments is equivalent to fair value.

(c) Revenue Recognition

Commission revenue is recognized when earned and recorded when the policy is issued.

(d) Income Taxes

The Company files its tax return as part of the consolidated federal tax return of OMUSLH. The Company will be reimbursed by OMUSLH for the use of its tax attributes if they are absorbed by other members of the consolidated group. The current and deferred taxes recorded on the balance sheet are as of the date of the financial statements, utilizing currently enacted rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(3) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company

had net capital of $382,311, which was in excess of required net capital of $47,133. The aggregate indebtedness to net capital ratio was 1.85 to 1 at December 31, 2008.

The Company operates under the (k)(2)(i) exemptive provisions to SEC Rule 15c3-3; therefore, computations of reserve requirements and information related to possession and control are not applicable.

The Company did not have any liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2008.

(4) Transactions with Affiliates

All operating expenses incurred and recorded by the Company are paid by Old Mutual Business Services, Inc. The Company periodically settles the intercompany due to or from Old Mutual Business Services, Inc. by cash transfer. Expenses charged to the Company by Old Mutual Business Services, Inc. are based on estimates of time incurred by personnel involved with the Company's operations.

The Company shares certain office facilities with OMFLIC and is billed under the administrative services agreement for the use of these office facilities.

During 2008 the Company reported commission revenue of $176,495 related to the underwriting of OMFLIC's variable annuities.

(5) Income Taxes

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The determination of the amount of a valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of tax planning strategies. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income, and the feasibility of ongoing tax planning strategies.

As of December 31, 2008, the Company had deferred tax assets of $2,106,426 for the current and prior periods federal and state net operating losses and capitalized assets. The majority of the DTAs relate to unrelieved losses that expire between 2023 and 2028 if not utilized by the company. In prior years the Company has belonged to a consolidated group which had a demonstrated history of taxable profits and/or tax planning strategies to absorb all group losses. This provided positive evidence that the Company's federal losses and temporary reversing differences would be utilized before they expired. However, on December 31, 2008 there was a restructuring of the group which impacted the ability of the Company to participate in future consolidated filings. The restructuring, which involved the sale of stock of Old Mutual U.S. Life Holdings, Inc., an indirect owner of the Company, to OM Group UK Limited, another subsidiary of ultimate parent, Old Mutual Plc., resulted in net operating loses (NOLs) becoming Separate Return Limitation Year (SRLY). The SRLY classification means that the NOLs are not available to share with other members of the affiliated group in future years. Since the Company has not demonstrated the ability to generate profits sufficient to utilize its losses on a standalone basis and there are not any projections of profits in the near term, a valuation allowance is being established against all of its deferred tax assets.

Income Taxes

Current income tax benefit under tax sharing agreement	$	(484,076)
Deferred income tax expense		666,809
Total income tax expense	$	182,733

Deferred Tax Assets

2002-2006 Federal NOLs	$	5,772
2007 Federal NOL		658,747
2008 Federal NOL		1,048,066
Total federal NOLs		1,712,585
2002-2006 State NOLs		1,333
2007 State NOL		157,659
2008 State NOL		229,125
Other DTAs		5,724
Total deferred tax asset		2,106,426
Less valuation allowance		(2,106,426)
Net deferred tax asset	$	—

Reconciliation of Taxes

Net loss from operations before income taxes	$	(4,429,489)
Expected income tax (benefit) at 35%	$	(1,550,321)
Increase (decrease) in tax resulting from:		
Benefit for state income tax losses		(388,117)
Nondeductible expenses for meals and penalties		14,745
Valuation allowance for federal NOLs		1,712,585
Valuation allowance for state NOLs		388,117
Valuation allowance against other DTAs		5,724
Total income tax expense (benefit)	$	182,733

As of December 31, 2008 the Company had not adopted the provisions of FASB Interpretation Number 48. The Company is in the process of evaluating its tax positions and expects to adopt the standard in 2009. The exact impact of adopting the standard is not yet known. However, the impact is not expected to be material.

Schedule 1

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Computation of Net Capital Under Rules 15c3-1

As of December 31, 2008

Net capital:		
Total stockholder's equity from statement of financial condition	$	1,405,188
Deductions and/or charges:		
Nonallowable assets:		
Other assets		1,022,877
Net capital before haircuts on securities	$	382,311
Haircuts on securities:		
Net capital after haircuts on securities	$	382,311
Company's minimum net capital requirement		47,133
Excess net capital	$	335,178
Total aggregate indebtedness from statement of financial condition	$	706,993
Percentage of aggregate indebtedness to net capital after haircuts on securities		184.93%

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA and the above computation.

See accompanying independent auditors' report.

Schedule 2

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Determination of Reserve Requirement Under Rule 15c3-3

As of December 31, 2008

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2008, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Information for Possession or Control Requirements Under Rule 15c3-3

As of December 31, 2008

	Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondents' possession or control as of December 31, 2008, for which instructions to reduce to possession or control had been issued as of December 31, 2008, and for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2008, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	None	None

See accompanying independent auditors' report.

KPMG

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Old Mutual Financial Network Securities, Inc.:

In planning and performing our audit of the financial statements of Old Mutual Financial Network Securities, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 17, 2009

KPMG

OLD MUTUAL FINANCIAL NETWORK SECURITIES, INC.

Financial Statements and Additional Information

December 31, 2008

(With Independent Auditors' Report Thereon)